
SEC MAIL PROCESSING
RECEIVED
MAR 3 0 2005
WASH. D.C. 202 SECTION


05041721

SECURI[illegible] SSION

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 21032

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CM Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27 Christina Street, Suite 200
(No. and Street)

Newton, MA 02461
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert McDonald 508-399-8920
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Castro Thresher & Oliveira, PC
(Name – *if individual, state last, first, middle name*)

664 County Street Attleboro MA 02703
(Address) (City) (State) (Zip Code)

PROCESSED
APR 07 2005
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert K. McDonald, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CM Securities Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Vice President Treasurer

Title

Notary Public My commission expires: 11-7-08

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


CASTRO, THRESHER & OLIVEIRA
CERTIFIED PUBLIC ACCOUNTANTS

664 COUNTY STREET
ATTLEBORO, MASSACHUSETTS 02703

February, 18, 2005

Mr. Harvey J. Crosby, President
CM Securities, Inc.
27 Christina Street, Suite 200
Newton, MA 02461

Dear Mr. Crosby,

In accordance with your instructions, we have compared the Financial Operational Combined Uniform Single Report Part IIA of CM Securities, Inc. as of December 31, 2004 with the audited Financial Statements, which our office prepared. We find no material differences in net capital between the report and statements.

Sincerely,

Castro Thresher & Oliveira, P.C.

Castro, Thresher & Oliveira
Certified Public Accountants

T: 508.222.3005 F: 508.222.3086 E: INFO@CASTROANDTHRESHER.COM


CASTRO, THRESHER & OLIVEIRA
CERTIFIED PUBLIC ACCOUNTANTS

664 COUNTY STREET
ATTLEBORO, MASSACHUSETTS 02703

February 18, 2005

Securities and Exchange Commission
Regional Office
Boston, MA

Dear Sirs,

As required under Rule 17a-5(j), we have audited the books and records of CM Securities, Inc. for the year ended December 31, 2004. We found no material inadequacies in them or in the system of internal control since the date of the last audit.

Sincerely,

Castro Thresher & Oliveira, P.C.

Castro, Thresher & Oliveira
Certified Public Accountants

T: 508.222.3005 F: 508.222.3086 E: INFO@CASTROANDTHRESHER.COM